Silicon Valley │ Orange County

February 8, 2011

Ethan Horowitz,
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re:	Innovative Wireless Technologies, Inc. File No. 000-53421

Dear Mr. Horowitz:

On behalf of our client, Innovative Wireless Technologies, Inc., this letter is in response to your telephone call on February 3, 2011.

With respect to the Section 302 Certifications in the public filings, the registrant reaffirms that the inclusion of the title of the certifying individual was not intended to limit the capacity in which such individual provided these certifications.

The registrant notes that the it is an inactive entity as defined in Rule 3-11 under Regulation S-X.  Rule 3-11 of Regulation S-X states:

“If a registrant is an inactive entity as defined below, the financial statements required by this regulation for purposes of reports pursuant to the Securities Exchange Act of 1934 may be unaudited. An inactive entity is one meeting all of the following conditions:

(a) Gross receipts from all sources for the fiscal year are not in excess of $100,000;

(b) The registrant has not purchased or sold any of its own stock, granted options therefore, or levied assessments upon outstanding stock;

(c) Expenditures for all purposes for the fiscal year are not in excess of $100,000;

(d) No material change in the business has occurred during the fiscal year, including any bankruptcy, reorganization, readjustment or succession or any material acquisition or disposition of plants, mines, mining equipment, mine rights or leases; and

Southern California Office:  120 Vantis, Suite 440 |  Aliso Viejo, CA 92656  |  Main:  (949) 315-7021  |  Fax:  (949) 682-0136
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(e) No exchange upon which the shares are listed, or governmental authority having jurisdiction, requires the furnishing to it or the publication of audited financial statements.”

The registrant satisfied each of the above noted criteria to be considered an “inactive entity” as set forth above for the applicable periods.

The registrant expects to file the amended reports within the next couple business days.

Very truly yours,

/s/ Alexander Chen

Alexander Chen

Southern California Office:  120 Vantis, Suite 440 |  Aliso Viejo, CA 92656  |  Main:  (949) 315-7021  |  Fax:  (949) 682-0136
www.fortisgc.com